Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Bella Rio Consulting, Inc.
400 Riverside Rd
Belvidere, IL 61008
https://www.rocknvodkas.com/

Up to $3,951,216.00 in Preferred Series B at $4.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Bella Rio Consulting, Inc.
Address: 400 Riverside Rd, Belvidere, IL 61008
State of Incorporation: IL
Date Incorporated: June 29, 2015

Terms:

Equity

Offering Minimum: $10,000.00 | 2,500 shares of Preferred Series B
Offering Maximum: $3,951,216.00 | 987,804 shares of Preferred Series B
Type of Security Offered: Preferred Series B
Purchase Price of Security Offered: $4.00
Minimum Investment Amount (per investor): $300.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

<u>Time-Based Perks:</u>

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 15% bonus shares

Super Early Bird Bonus

Invest within the first week and receive an additional 10% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares

<u>Loyalty Bonus</u>

Previous investors and individuals who were waitlisted in our previous campaign will receive 20% bonus shares

<u>Amount-Based Perks:</u>

$1,000+ | Tier 1

Invest $1,000+ and receive an Ownership Certificate + a Rick Nielsen signed ROCK'N tin tacker + 5% discount on ROCK'N merch

$5,000+ | Tier 2

Invest $5,000+ and receive a Collector's Edition Bottle of ROCK'N Vodka printed in ROCK'N VODKA RED (available only in 41 select states) + 10% discount on ROCK'N merch + previous Tier items

$10,000+ | Tier 3

Invest $10,000+ and receive a signed and numbered, limited gallery edition print by Shannon (The World's Greatest Beatles Artist) with a Certificate of Authenticity, both signed by Rick and Shannon + 15% discount on ROCK'N merch + previous Tier items

$25,000+ | Tier 4

Invest $25,000+ and receive 5% bonus shares + 20% discount on ROCK'N merch + Two tickets to a Cheap Trick concert of your choice + previous Tier items

$50,000+ | Tier 5

Invest $50,000+ and receive 8% bonus shares + Private virtual meeting with owners including Rick Nielsen + previous Tier items

$100,000+ | Tier 6

Invest $100,000+ and receive 10% bonus shares + previous Tier items + an invite to the VIP Grand Opening at the Hard Rock Rockford Casino. Rick Nielsen will be the guest of honor with his iconic Explorer guitar built in front of the casino.

Disclaimer: The VIP Grand Opening and the other perks are subject to change dependent on the climate of national restrictions. An equal value event or other perk will be available to those who qualify as a contingent option. All accommodations, excluding travel, will be covered by ROCK'N Vodka for the VIP Grand Opening. The date of the event is yet to be determined. The "Collector's Edition" bottle from ROCK'N Vodka is not available to non-U.S. investors and residents of Illinois, Iowa, Kentucky, Massachusetts, Mississippi, New Hampshire, Pennsylvania, Tennessee, and Utah. The bottle will also require an adult signature from someone above the age of 21 to sign off upon delivery.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for, with the exception of "audience-based" bonuses.

If a company offers an "audience-based" bonus, this bonus only will stack with any other bonus you are eligible for. An "audience-based" bonus is a bonus that is available to a qualified group of investors based on campaign-specific criteria - such as previous investors, existing customers, or Testing-the-Waters (TTW) reservation holders. An issuer can only offer a single audience-based bonus.

For example, a 10% audience-based bonus (i.e. prior investors) + a 10% OWNer's bonus would receive an aggregate of 20% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Bella Rio Consulting, Inc. dba ROCK'N Vodka will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Series B at $1.90 per share, you will receive 110 Preferred Series B, meaning you'll own 110 shares for $190. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

BELLA RIO CONSULTING, INC. DBA ROCK'N Vodka owns ROCK'N Vodka, which is both the brand name and the main product. The product is a sugarcane vodka that is imported and distilled to Rush Creek Distilling in Harvard, Illinois. The vodka is then filtered, bottled, packaged, stored, and shipped at Rush Creek.

Business Model

ROCK'N Vodka partners with distributors and sells the product to retailers in various markets including California, Florida, Georgia, Illinois, Iowa, Nevada, Oklahoma, Texas, Washington, Wisconsin, British Columbia, and Alberta in Canada. The Company works with various distributors or on its own to sell the product to retailers, bars, and restaurants in each market. Every independent and chain retailer, bar, and restaurant within those markets is the brand's target base. The Company partners with other brands for special promotions, advertising, and product placement.

The Company also markets the product so that it can be sold to end consumers once in retailers, bars, and restaurants. The end consumers targeted are any legally-aged alcohol drinkers and people who are interested in the brand.

The Company also sells the product of ROCK'N Vodka directly to consumers on its websites and social media platforms in partnership with companies that hold a license to ship to individual states. The states not available to ship direct to consumers are

Illinois, Iowa, Kentucky, Massachusetts, Mississippi, New Hampshire, Pennsylvania, Tennessee, and Utah. Merchandise including shirts, tin tackers, and other items are also sold through the website and social media stores.

Corporate Structure

BELLA RIO CONSULTING, INC. DBA ROCK'N Vodka (or the "Company") is an Illinois domestic corporation that was incorporated on June 29, 2015, originally as an S-Corporation before converting to a C-Corporation.

Competitors and Industry

The Industry

The vodka industry is currently estimated at $468B as of 2021 and is projected to grow at a rate of 30.13% and is predicted to reach $609B in revenue by 2025. (1).

ROCK'N Vodka is in the alcoholic beverage industry, specifically within the vodka industry. The product, ROCK'N Vodka, is sold to distributor partners who then sell the product to retailers, restaurants, bars, and other accounts. The company also sells the product to shipping partners that sell directly to consumers. The brand, ROCK'N Vodka, continues marketing the product in every market that it is available. ROCK'N Vodka is also celebrity co-owned by American musician and singer-songwriter, Rick Nielsen, who is best known as the lead guitarist, main songwriter, and leader of the Rock n' Roll Hall of Fame band Cheap Trick.

Competitors include other vodkas brands. These include Reigncane, Tito's, Absolut, Ketel One, Smirnoff, Grey Goose, etc. Tito's and Grey Goose are the dominant industry competitors within the vodka portfolio but may be considered indirect competitors of ROCK'N as they are distilled from corn, wheat, or potato rather than sugarcane. Reigncane and other vodkas distilled from sugarcane are the most direct competitors of ROCK'N.

Competitors

ROCK'N Vodka has several major competitors in the vodka market. Some of the top competitors in our industry include Tito's, Smirnoff, New Amsterdam, and Svedka. Tito's is the industry leader and the Company's primary competition in the vodka industry with 10.35 million 9-liter cases sold in 2020. Smirnoff also owns a significant market share and sold 9.03 million 9-liter cases in the United States in 2020. (2), (3).

New Amsterdam and Svedka are direct competitors of similar size and development. Despite the present competitive landscape, the Company stands out in the vodka industry because it is made from sugarcane only, whereas Tito's, Grey Goose, New Amsterdam, and Svedka are made from either corn or wheat, as most vodkas are. ROCK'N Vodka is not comparable to these competitors as the competitors are several years older than ROCK'N Vodka and are distilled from different ingredients.

Tito's, Grey Goose, and other vodka brands are not similar in size or development as they were established several years prior to ROCK'N and thus have several more years of sales and marketing under the brand. Reigncane is the most similar to ROCK'N as it is also newer to the sugarcane vodka market.

Sources:(1)https://www.statista.com/forecasts/1139092/global-spirits-market-value

(2)https://www.statista.com/statistics/462751/titos-handmade-vodka-us-sales-volume/

(3)https://www.statista.com/statistics/462650/smirnoff-vodka-us-sales-volume/

Current Stage and Roadmap

Current Stage

Distribution, retail placement, and sales for ROCK'N Vodka are in California, Florida, Georgia, Illinois, Iowa, Nevada, Oklahoma, Texas, Washington, Wisconsin, British Columbia, and Alberta in Canada.

ROCK'N Vodka is available for purchase and shipping online on the company's websites, social media platforms, and other websites in partnership with shipping companies with licenses to ship alcohol to 41 states in the United States; the excluded states are Illinois, Iowa, Kentucky, Massachusetts, Mississippi, New Hampshire, Pennsylvania, Tennessee, and Utah.

ROCK'N Vodka is available in a 750mL bottle. Advertisements for the product and the brand are shown in every market the product is available in for retail distribution or shipping to consumers. The company's current ground sales team consists of a full-time sales representative regularly covering the states of Illinois, Wisconsin, and California. These sales representatives may sometimes work in other markets that are not part of their regular territory. Part-time sales representatives cover Florida.

ROCK'N Vodka has the ability to produce and sell 50mL versions of the product.

Various merchandise for ROCK'N Vodka is available and sold directly to consumers on the company's websites and social media platforms.

Roadmap

Plans exist for reintroducing 1L bottles to the portfolio, which may be specific to extremely large purchase orders or specific markets. This bottle size will be reintroduced when the demand for it is deemed to be worth the investment. There are no plans to create new or alternate liquor products. New merchandise is regularly introduced to the market after development is finished.

Infrastructure is in development by growing the current sales force in all current markets. There are plans to hire full-time, part-time or shared sales representatives in the markets that don't currently have one. The new sales team will help develop the business by expanding sales to new accounts. More accounts carrying ROCK'N Vodka will lead to greater brand awareness and sales revenue for the brand. A sales team providing support to accounts will lead to more sales and more positive brand recognition.

Inquiries have been received from both consumers and retailers in states such as Michigan, Pennsylvania, Ohio, Indiana, and others. These states will be opened for retail distribution when a distributor is partnered with and when product placements are estimated to be profitable. Large marketing plans through social media advertisements and sales developments through a sales force are planned for every current and future market.

The company plans to create or rent its own warehouse to store inventory, create a studio for film and photography productions, and act as an office space for collaborative use.

The Team

Officers and Directors

Name: Andrew Roiniotis

Andrew Roiniotis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President and Director
  Dates of Service: June, 2015 - Present
  Responsibilities: Make day-to-day decisions for the company and interact with partners on behalf of the company. Andy works 50+ hours per week. Andy currently receives a salary of $100,000, but plans to take an annual salary of $175,000 once the Company has available capital.

Other business experience in the past three years:

- **Employer:** Downtown Rockford Restaurant LLC
  Title: Owner
  Dates of Service: June, 2012 - January, 2021
  Responsibilities: Oversee business operations.

Other business experience in the past three years:

- **Employer:** West Lane Restaurant LLC
  Title: Owner
  Dates of Service: October, 2013 - January, 2021
  Responsibilities: Oversee business operations.

Other business experience in the past three years:

- **Employer:** Northtown Restaurant LLC
  Title: Owner
  Dates of Service: September, 2017 - January, 2021
  Responsibilities: Oversee business operations.

Other business experience in the past three years:

- **Employer:** TR Restaurant Group Inc
  Title: Director
  Dates of Service: October, 2012 - Present
  Responsibilities: Run day-to-day operations of the restaurant.

Name: Isabelle Roiniotis

Isabelle Roiniotis's current primary role is with Holy Family Catholic Church. Isabelle Roiniotis currently services 25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President and Director
  Dates of Service: June, 2015 - Present
  Responsibilities: Assist in any responsibilities needed. Isabelle does not currently receive a salary or any wages. Isabelle plans on working 30+ hours per week once the position becomes full-time, with an annual salary of $75,000. Isabelle currently works 10 hours per week for the role.

Other business experience in the past three years:

- **Employer:** Holy Family Catholic Church
  Title: Assistant Director of Evangelization
  Dates of Service: January, 2022 - Present
  Responsibilities: Integrate the private school families with the church by planning events throughout the year. Isabelle currently works up to 25 hours per week for this role.

Name: Dionisios Trakas

Dionisios Trakas's current primary role is with TR Restaurant Group Inc. Dionisios Trakas currently services 40+ hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary and Director
  Dates of Service: December, 2019 - Present
  Responsibilities: Assist in any responsibilities needed. He plans on working 40+

hours per week and currently receives a salary of $100,000, but plans to take an annual salary of $175,000.

Other business experience in the past three years:

- **Employer:** Downtown Rockford Restaurant LLC
  Title: Owner
  Dates of Service: June, 2012 - January, 2021
  Responsibilities: Oversee business operations.

Other business experience in the past three years:

- **Employer:** West Lane Restaurant LLC
  Title: Owner
  Dates of Service: October, 2013 - January, 2021
  Responsibilities: Oversee business operations.

Other business experience in the past three years:

- **Employer:** Northtown Restaurant LLC
  Title: Owner
  Dates of Service: September, 2017 - January, 2021
  Responsibilities: Oversee business operations.

Other business experience in the past three years:

- **Employer:** TR Restaurant Group Inc
  Title: Owner
  Dates of Service: July, 2005 - Present
  Responsibilities: Run day-to-day business operations. Denny works 40+ hours per week for this role.

Name: Karen Nielsen

Karen Nielsen's current primary role is with Karen does not have a primary job.. Karen Nielsen currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Officer
  Dates of Service: March, 2022 - Present
  Responsibilities: Make decisions on behalf of the Karen R. Nielsen Trust and acts as a proxy for Rick Nielsen.

Name: Jandell Kurt Manguerra

Jandell Kurt Manguerra's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Executive Administrator
  Dates of Service: July, 2021 - Present
  Responsibilities: Handles and assists in all aspects of the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Preferred Series B shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Preferred Series B purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the alcohol industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Preferred Series B in the amount of up to $4,000,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company may need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it may have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights
The Preferred Series B shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating

needs and fulfill its plans, in which case it will cease or reduce operations and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new or current products will fail to gain market acceptance for any number of reasons. If the new or current products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers relative to established companies in the same industry, and gross revenue earned only in the low hundred thousands or less in any completed fiscal year since its conception. If you are investing in this company, it's because you think that ROCK'N Vodka is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, the Company has turned a profit on its individual products, but there is no assurance that

the Company will ever be able to turn a net profit at the end of any future fiscal year.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns a number of trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent

competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As a business that uses the internet, we may be vulnerable to hackers who may access the data of our investors and the issuer companies and individuals that utilize our platforms. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on the technologies the Company uses could harm our

reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

Governing Law

Bella Rio Consulting, Inc. dba ROCK'N Vodka operates in a complex industry, which is subject to various governing bodies, including state, federal, and international laws. Bella Rio Consulting, Inc. must operate within these governing bodies' rules and regulations. Any changes to the rules and regulations may affect the operations of the business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Andrew Roiniotis	3,000,000	Common Stock	25.0%
Isabelle Roiniotis	3,000,000	Common Stock	25.0%
Dionisios Trakas	6,000,000	Common Stock	50.0%

The Company's Securities

The Company has authorized Common Stock, Preferred Series A, and Preferred Series B. As part of the Regulation Crowdfunding raise, the Company will be offering up to 987,804 of Preferred Series B.

Common Stock

The amount of security authorized is 12,000,000 with a total of 12,000,000 outstanding.

Voting Rights

Voting rights: Common Bella Rio shareholders will have full and exclusive voting rights under the Illinois Business Corporations Act of 1983, as amended from time to time, the Bella Rio By-Laws, as amended from time to time, and Illinois law. The Common shares will have no par value.

Material Rights

The transfer and sale of all Common shares remain subject to, restricted by and limited under the terms of the Bella Rio Shareholder Agreement dated December 26, 2019, including any modification, amendment or replacement thereof.

Preferred Series A

The amount of security authorized is 6,000,000 with a total of 6,000,000 outstanding.

Voting Rights

There are no voting rights associated with Preferred Series A.

Material Rights

Preferred Series A Bella Rio shareholders shall have no voting rights, no dividend rights, no anti-dissolution rights, no preemptive rights, no cumulative rights, no rights of first refusal, and no special liquidation rights in any manner. The Preferred Series A shares will have no par value.

The transfer and sale of all Preferred Series A shares are not subject to, restricted by or limited under the terms of the Bella Rio Shareholder Agreement dated December 26, 2019, including any modification, amendment or replacement thereof.

Preferred Series A shares cannot be sold, transferred, gifted or assigned for a period of twelve months from the date of issuance unless otherwise authorized by unanimous vote of the Bella Rio Board of Directors. The foregoing language is not intended to alter or change the heirship or beneficiary terms of the Karen R. Nielsen Trust dated February 14, 2012.

All heirs, successors and assigns of Preferred Series A shareholders are subject to the terms and conditions set forth above.

Preferred Series B

The amount of security authorized is 2,000,000 with a total of 373,636 outstanding.

Voting Rights

There are no voting rights associated with Preferred Series B.

Material Rights

Preferred Series B Bella Rio shareholders shall have no voting rights, no dividend rights, no anti-dissolution rights, no preemptive rights, no cumulative rights, no rights of first refusal, and no special liquidation rights in any manner. The Preferred Series B shares will have no par value.

The transfer and sale of all Preferred Series B shares are not subject to, restricted by or limited under the terms of the Bella Rio Shareholder Agreement dated December 26, 2019, including any modification, amendment or replacement thereof.

Preferred Series B shares of Bella Rio may be purchased, sold and transferred without restriction or limitation except with regard to terms and conditions set forth by StartEngine for Bella Rio Preferred Series B shares sold pursuant to any written agreement between Bella Rio and StartEngine.

What it means to be a minority holder

As a minority holder of Preferred Series B of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Series B
  Type of security sold: Equity
  Final amount sold: $1,048,768.34
  Number of Securities Sold: 364,654
  Use of proceeds: Brand growth.
  Date: December 09, 2022
  Offering exemption relied upon: Regulation CF

- **Name:** Preferred Series B
  Type of security sold: Equity
  Final amount sold: $17,964.00
  Number of Securities Sold: 8,982
  Use of proceeds: Brand growth.

Date: December 09, 2022
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2021.

Revenue for fiscal year 2022 was $333,207.91. Revenue for fiscal year 2021 was $179,928.

The increase in revenue in 2022 was the result of ten markets being open for distribution, with an increase to 41 states available for shipping with e-commerce sales. Sales representatives were hired in select markets and more capital was spent in advertising and promotions, thus resulting in greater year-to-year sales in pre-existing markets. In 2021, only six markets were open to distribution with less states available for e-commerce sales, no sales representatives were employed with the Company, and significantly less capital was spent in advertising and promotions. The company continued its growth and reach development from year to year.

Costs of goods sold in 2022 were $283,968.54. Costs of goods sold in 2020 were $125,204.35. Both years' costs of goods sold are associated with distillery expenses. Quantities of liquid, bottles, packaging, neckers and other inventory items purchased and stored increased as demand and sales of products increased. The par level of the product increased to keep up with demand; An average of 13,000 bottles were produced at a time in 2022, with only an average of 3,600 bottles being produced at a time in 2021. Production runs for finished goods were more common in 2022.

Gross profit was $49,239.37 in 2022. Gross profit was $54,723.65 in 2020. Profit slightly decreased due to the substantial growth in available markets, which held various costs to open up and market the product.

Operating expenses consisted mostly of wages for officers and employees, along with major expenses in advertising and promotions, outside services, payroll tax expenses, and professional fees for legal and accounting. Operating expenses grew because officers began taking wages, multiple employees were hired, various outside services were utilized to assist in growth, and marketing on social media and other platforms were heavily increased.

Historical results and cash flows:

Advertising, promotions, and outside services were the most cash-flow-intensive expenses in the past two years outside of wages for officers and employees. These expenses will remain major expenses for the company as they allow aggressive brand awareness, merchandise to be sent and promotions to happen across all markets, and the officers and employees to focus on developing the brand daily

The cash was generated through personal funding by the founders and through sales of the product in 2021. In 2022, the capital was gained through the sale of company equity. It will continue to be funded through the sales of various products and services, but will also be funded through capital gains by selling more equity.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of February 2023, the Company has $300,705.43 cash on hand in its accounts. A reserve $100,000 line of credit with $0 in balance is available through US Bank. There are cash receivables in excess of $23,000.00 due to the Company.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to growing our company operations. The additional funds from the crowdfunding campaign would be critical to increasing the budget for marketing, employees, merchandise, supplies, incentives, tastings, and more at a faster rate than previously anticipated and entering new markets ahead of schedule. The ability to purchase supplies and other items in greater bulk would reduce the costs of goods, which would lead to greater savings and profits.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign, in a maximum raise of $4 million, will lead to over 90% of the total available capital. There is more than $400,000 of capital currently available through cash on hand and an available line of credit, so the funds from this campaign are not necessary to the viability of the company. The funds gained from the capital raise will continue to be an integral aspect of the growth of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company can continue to operate as normal for at least three years, considering the available capital in excess of $400,000 through cash on hand and an available line of credit, as well as the cash receivables, experienced growth rate, and average sales. The anticipated expenses would be the cost of goods sold, payroll for officers and employees, advertising and promotions, dues & subscriptions, supplies and office supplies, outside services, professional fees, payroll tax expenses, royalties, merchandise, interest expenses, meals, travel, and other potential expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the maximum funding goal of $4 million is achieved, the company will operate at increased levels of operations with the sales and growth rate estimated to substantially increase. The operations can last for several years as the company can become self-sustainable. The anticipated expenses would be the cost of goods sold, payroll for officers and employees, advertising and promotions, dues & subscriptions, supplies and office supplies, outside services, professional fees, payroll tax expenses, royalties, merchandise, interest expenses, meals, travel, and other potential expenses. Anticipated expenses would increase as business operations increase. These expenses increase so that growth may increase.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The excess of $300,000 available cash-on-hand in company accounts and $100,000 in an available line of credit are available to the company. The Company has contemplated additional capital raises once this campaign has closed.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Andrew Roiniotis
  Relationship to Company: Director

Nature / amount of interest in the transaction: The Company loaned Andrew $14,715.62 and was paid back the amount through a payroll deduction.
Material Terms: There were no material terms to the transaction, including interest or maturity date.

- **Name of Entity:** Isabelle Roiniotis
  Relationship to Company: Director
  Nature / amount of interest in the transaction: The Company loaned Isabelle $14,715.62 and was paid back through a payroll deduction.
  Material Terms: There were no material terms of the transaction, including interest or maturity date.

- **Name of Entity:** Dionisios Trakas
  Relationship to Company: Director
  Nature / amount of interest in the transaction: The Company loaned Dionisios $30,000 and was paid back through a payroll deduction.
  Material Terms: There were no material terms of the transaction, including interest or maturity date.

Valuation

Pre-Money Valuation: $73,494,544.00

Valuation Details:

ROCK'N Vodka is an internationally sold vodka beverage that continues to develop its distinctive partnerships and marketing. The Company determined its pre-money valuation based on an analysis of multiple factors including but not limited to: sales, labor, workforce, partnerships, intellectual property, and other assets. These factors are summarized below and highlighted by the Company's management and technology, brand recognition, current tangible and intangible assets, and market trends.

1) Skilled Management & Technology Advantages

The founders of ROCK'N Vodka have decades of combined entrepreneurial experience in branding, marketing, and in the hospitality industry, including selling spirits. They have successfully opened, operated, and sold multiple businesses for a profit, and were known as "trendsetters" in the service industry as many new spirit brands often came to them for key product placements. This gave ROCK'N Vodka's founders the knowledge and understanding of the marketing needed to support a spirit brand. Rick Nielsen of Cheap Trick, a brand owner, is a Rock & Roll Hall of Fame celebrity with access to several networking opportunities and millions of fans across the world.

Rick Nielsen’s status was achieved through the over 5,000 concerts performed and 20 million albums sold worldwide. These networks and fans have proven to be an incredible source of support for the brand. Rick Nielsen's celebrity friend, Grammy award-winning Sammy Hagar, helped launch the brand in California and through e-commerce around the United States by providing a connection to a distributor and e-commerce company. Rick's fans have supported ROCK'N Vodka by sharing the brand through social media and purchasing the product when learning about the connection. Rick is able to reach fans internationally to promote ROCK'N Vodka through his verified social media pages and through his concert tours with Cheap Trick and The Nielsen Trust. Other celebrities, both friends and fans of Rick, have helped promote the brand because of his connection to it; examples include Rachael Ray and John Cusimano featuring the product three times on the multi-Emmy-award-winning Rachael Ray Show on national television, which most recently was shown on the Rachael Ray Show's Valentine's Day special and the G.O.A.T. (Great of All Time) episode, Eddie Trunk showcasing ROCK'N Vodka across his social platforms, and celebrity chef Michael Symon showcasing the product on his verified social media. Hard Rock Casinos have purchased the product in large quantities, totaling to thousands of bottles purchased, and have promoted the vodka with menu features and various special events to have Rick Nielsen visit the property and participate in events for Hard Rock. Pallets of ROCK'N Vodka have also been sold to individual retail stores to have Rick Nielsen participate in a ROCK'N bottle signing event at the store. During these bottle signings, hundreds of fans have attended to the point where lines were needed to be cut off and where dozens of cases of product were sold.

The connections made from Rick Nielsen's status and network has resulted in the brand gaining significant awareness and partnerships, and his history with Cheap Trick captivates audiences to naturally gravitate towards ROCK'N Vodka. One connection often leads to various promotions and relationships for the brand. Rick introducing ROCK'N Vodka to Michael Politz resulted in the brand being featured on the cover of Food & Beverage Magazine with a dominating article, which has over 14,000,000 monthly readers; this cover feature then led to the brand being promoted on Food & Beverage Magazine's Buyer's Guide. The owner of Food & Beverage Magazine is Michael Politz, a leading expert in the Food and Beverage industry, and he became a partner of ROCK'N Vodka after the brand was put on the magazine's cover. Michael Politz has helped ROCK'N secure authorization in every Spec's warehouse, the number one liquor chain in Texas, and made ROCK'N a prominent vodka during ROCK The Plaza, a star-studded charity event in Palm Springs, California.

The founders, Rick Nielsen, hired services, and employees have input countless hours into developing the brand. This development has led to ROCK'N Vodka's distribution, sales, and fan base growth. The experience and education of team members allow for any type of marketing, legal work, content creation, sales, consumer and partner relationship development, and more to be accomplished in-house. This accelerates the progress of tasks and projects to completion and saves on dollars spent on outside services. The company has also spent capital and time on education to improve the team's ability to maximize marketing on social media. This education has resulted in improved reach, impressions, CPMs, CTRs, ROAS, and other statistical measurements for the company in marketing with lower costs. A database of various audiences have been captured and saved by the company, allowing these audiences to be targeted and placed in the brand's marketing funnel, and allowing these audiences to be cloned with lookalike audiences to find the best, new potential consumer of ROCK'N Vodka's products, merchandise, and content. The company also has access to Rick Nielsen's verified social media accounts to post and promote the brand organically and to track and utilize the data traffic of these accounts in creating custom and lookalike audiences in marketing.

Bella Rio Consulting, origininating as a a business consulting firm, has several years of experience of working with third party individuals and entities. This has allowed Bella Rio, doing business as ROCK'N Vodka, to work with clients for consultation, data management, and advertising/promotions. Bella Rio's clients include Don Miggs, Whole Damn Mess, Food & Beverage Magazine, Shannon MacDonald, Rulon Gardner, Miles Nielsen and The Rusted Hearts, and more. The company has created and implemented data tracking systems through pixels, created new content, created and managed ads for brand awareness, increasing followers, driving traffic, and selling e-commerce. As the creator, manager, and host of the pixels, Bella Rio has full access to the data being tracked, and has the ability to use the data for its own ad management for brand awareness, increasing followers, driving traffic, and selling e-commerce. The company is also actively continuing its own research and development with the data gathered from ad analytics and audiences captured. The research and development of the ads has resulted in several insights being learned of how to better improve the efficiency and cost-effectiveness of advertisements and promotions; these insights are regularly implemented into new campaigns for both ROCK'N Vodka and clients. Working with these clients has given Bella Rio the history and references to bring in new clients as well.

The development of the company's official website, Wikipedia, social media platforms, and the brand itself have improved the search engine optimization for the brand. This makes ROCK'N Vodka more easily discoverable when not directly searching for the brand, thus generating more impressions for the brand when a consumer searches for vodkas in general or even when searching for competitors; the SEO development helps convert a competitor's consumers to ROCK'N Vodka consumer. The company's social following has grown by tens of thousands of followers, which has allowed the company to monetize its social media content; this means that revenue can be earned from posting organic content on platforms such as Facebook and Instagram. This large following on social media helps validate the integrity and popularity of the brand, but also provides the company with a database of consumers interested in its content and product. This database can be used in marketing to show advertisements only to consumers already interested in purchasing a specific product, and to find the best, new potential customer for a specific product, thus maximizing the marketing dollars spent and generating a higher return on investment. With data management and artificial intelligence learning, the more information gathered, sales produced, and conversions attributed, the greater the chance the algorithm will have to identify better prospective customers to generate more revenue for the company. This software, the Meta pixel, Twitter Pixel, Google Analytics, and other software requires a great extent of labor and comprehension to facilitate and optimize, and which the organization's team is able to achieve on its own. The audiences built from the pixels grant the ability to retarget visitors of the company's websites and individuals that interact with its social media accounts, retarget individuals that have already purchased product or merchandise to prompt them to become repeat customers and create lookalike audiences to target new potential customers that have similar characteristics as existing customers. The system the company has built using Pixel data and audiences, and Google Tag and Analytics, has resulted in the company being able to capture and continuously retarget individuals in its marketing funnel.

The company has sales of tens of thousands of bottles and product placements in over 900 locations in the United States and Canada, including major retail locations such as Walmart, Target, Total Wine, and more. The company has also built a user-friendly system that retailers, bars, and venues can order ROCK'N Vodka directly from the company's website. The orders are automatically sent to distributor partners, and all of the data is tracked and saved for use in digital marketing on social media. The sales have generated hundreds of thousands of revenue for the Company. The placement of ROCK'N Vodka in over 900 locations and in major retailers gets the product to consumers and adds to the verifiability and recognizability of the Company.

The Company's relationship with Hard Rock has led to product placement in multiple Hard Rock Casinos across the United States, thousands of bottles in sales, and collaborations resulting in the association of ROCK'N Vodka with the well-established brand. Being featured by the Hard Rock Casinos in Illinois, Iowa, and Oklahoma regularly produces thousands of impressions for ROCK'N Vodka and creates a repeating customer that purchases larger quantities of product at a time. Other considerable, impression-fostering features include The Bomb Factory in Texas, a massive, live music venue, and the Rockford Speedway, a NASCAR affiliate that has made ROCK'N Vodka its exclusive vodka. The company is also constantly searching for more partnerships to develop, such as a nationwide partnership progressing with Rock n' Roll Sushi, a vast chain of restaurants with locations spanning the continental United States.

Distribution to various markets is achieved by the partnerships held with Breakthru Beverage in Illinois, Mexcor in Florida, Ben E. Keith Beverages in Texas, Amroth in California, Prime Wine and Spirits in Washington, Artistic Spirits in Wisconsin, Artisan Fine Wine and Spirits in Oklahoma, and MJ Liquor in British Columbia and Alberta, Canada. These partnerships allow for the distribution of products in the respective markets, and is necessary for product placements in retail locations. In Iowa, a distributor partner is not needed to sell alcoholic beverages and thus the company is able to sell ROCK'N Vodka through the government in the state. ROCK'N Vodka's partnership with Wine and Liquor Depot allows the product to be sold online and shipped to forty-one states in America. This makes ROCK'N Vodka more accessible to consumers around the nation, even in states where the product is not directly distributed in retail locations. The online sale of the product is hosted on ROCK'N Vodka's website, thus allowing the company to gather further intellectual property with the use of pixel tracking. Nationwide shipping is increasing the sales of ROCK'N Vodkat as it is available and convenient to more consumers. Sales and revenue are increasing from year to year: $113,502 in 2020, $179,928 in 2021, and $333,207.91 in 2022. Sales have increased by 85% from distribution and over 1,200%

from e-commerce in the most recent fiscal year. Expanding distribution, partnerships, positive brand recognition, and progressive marketing are contributing to the monumental growth of revenue.

2) Brand Recognition Growth

The Company has participated in numerous marketing campaigns. One campaign featured ROCK'N Vodka on every Arachnid Dartboard in the United States. The Company branded the #99 car in the NASCAR XFINITY Race at Daytona, and the same decorated #99 car became available for play in NASCAR Heat 5 on PlayStation, Xbox, and PC. ROCK'N Vodka was also featured in Bellator MMA with Light-Heavyweight champion contender Corey Anderson. These campaigns generate impressions with different audience demographics. Through these campaigns, dartboard players, NASCAR fans, Bellator MMA fans, players of PlayStation, Xbox, and PC games, and more around the world have been reached. Many celebrities have endorsed the Company, such as Rachael Ray and John Cusimano featuring the product twice on the three-time Emmy award-winning Rachael Ray Show on national television and Mark Agnesi featuring the product on Gibson TV on Youtube. Others such as Kellindo, Eddie Trunk, and Michael Symon have advocated for the brand on their personal, verified social media pages. This has resulted in ROCK'N Vodka gaining international exposure to millions of people across the world.

ROCK’N Vodka has engaged in various occasions for publicity. The brand was showcased at The Sema Show, the nation’s largest automotive show, with original ROCK’N designs on the brand’s tin tackers from popular artists across the United States, has participated in trade shows such with the ILBA, TPSA, Mexcor, and Rocky Mountain Wine and Food Festival to obtain product placement in numerous retailers in varying states and provinces, and became the exclusive vodka at festivals such as the Field of Dreamz Country Classic Musical Festival to grow the brand awareness with end-consumers. The company will continue to partake in similar events in markets where the brand has retail distribution in as it encourages stores, bars, restaurants, and venues to order ROCK’N Vodka and stimulates shoppers to purchase the product from them; thus the company creates a revenue-generating source for itself.

3) IP Ownership & Other Assets

ROCK'N Vodka has various intellectual properties and assets, including a trademark of the brand, the development of a unique sugarcane vodka recipe, a discernable product appearance, related digital and physical assets, point of sale items, data cache tracking and application, and various licenses, insurances, and registrations. The ownership of these intellectual properties, such as the trademark for the brand, protects the Company's use of its assets and protects against infringement and reputation damage from another company. The data management propels cost-effective advertising and growth in sales. The licenses, insurances, and registrations allow for the distribution and protection of the Company and its products in various markets.

The blind taste tests conducted to formulate the recipe of ROCK'N Vodka have shown that a 100% non-GMO sugarcane vodka is preferable to vodkas of other origins. These results are still observable when the product is sampled to new consumers during product demos, known as tastings, at various retailers in different markets. Artist Shannon MacDonald, who has been dubbed "The World's Greatest Beatle's Artist" by the Lord Mayor of Liverpool and the city of Liverpool, created the brand's iconic image of Rick Nielsen holding a bottle of ROCK'N Vodka. Shannon MacDonald, who was a connection from Rick Nielsen of Cheap Trick, now regularly creates artwork for the brand and helps promote the product. She has also created an official color for ROCK'N Vodka, known as "ROCK'N VODKA RED," and registered the paint with PPG Envirobase, the largest paint company in the world. It's a special paint with a red and gold pearl shimmer that has shifting hues which changes colors as you walk around it, and is environmentally friendly.

The title of "multi-award-winning" was acquired by receiving the double gold award in the New York International Spirits Competition, double gold for packaging and presentation in the PR%F Awards, gold for taste in the PR%F awards, silver in the Bartender Spirits Awards, silver in the USA Spirits Ratings, and silver in the San Francisco World Spirits Competition. Of the 1,400+ applicants in the New York International Spirits Competition, ROCK'N Vodka was one of three vodkas to win the double gold award. The judges from the PR%F Awards include the liquor buyers from massive corporations and popular chains, such as Southern Glazers Wine & Spirits, Walmart, Carnival Cruise Lines, Delta Airlines, and more; which means the decision makers for these large companies are familiar with and enjoy ROCK'N Vodka. Awards from renowned competitions are regarded as proof of quality and good taste, and the association of the awards with ROCK'N Vodka helps promote positive brand recognition and more sales of the product.

The partnership with Rush Creek Distilling enables the production and distribution of the product by filtering, bottling, packaging, storing, loading, and shipping the ROCK'N Vodka spirit. Rush Creek has expanded its warehouse by 12,000 square feet and has implemented a new, automated, and modernized bottling system, with a separate bottler for 50mL versions of the product. Without needing to hire more employees or create more shifts, the total production capacity output is 72,000 bottles per month. The company has also increasingly purchased its inventory in larger bulk quantities, which has allowed it to fight inflation by reducing production costs and thus reducing its sale price. This allows the brand to focus more efforts on the marketing and sale of its products.

The company has hired five new sales representatives with the ability to cover the markets of California, Nevada, Iowa, Illinois, Wisconsin, Texas, Georgia, and Florida. These sales representatives are capable of altogether selling dozens of cases of product a week, and have pre-existing connections with notable retailers, chains, bars, and venues to promote and sell the product to, as they have been since being hired and continue to do so. The administration team has gained an additional associate and is capable of remotely managing the organization, designing marketing material and merchandise, producing digital video and audio content, effectively marketing content in any territory, meeting with new and existing partners and clients, and selling product and merchandise.

Rick Nielsen's family members, Daxx Nielsen, the drummer of Cheap Trick, and Miles Nielsen of the Rusted Hearts, The Nielsen Trust, and more, have become involved with the brand and turned it into a family legacy. Not only do they promote the brand during concerts and on social media, but like Rick, they have amassed a network of industry-related individuals. Daxx and Miles Nielsen regularly introduce the company to new customers that support the brand, professional seniors that can help open up a new territory, and other influencers willing to endorse the brand.

ROCK'N Vodka has multiple insurances that both covers the compandy and also allows it to grow. As we hire more people, it covers them in multiple ways: EPLI, drive and sample the product as a sales representative, workman's compensation. The insurances also protect the company's intellectual property, and protects against product loss/damage, operations liability, and directors and officers. Every time we open new markets, we have to license and insure the state. Premiums also grow as more markets are opened.

Several news outlets have mentioned and created articles about ROCK'N Vodka, even prominent establishments such as Forbes and Yahoo Finance. These articles serve as evidence that individuals and organizations are attentive to ROCK'N Vodka and are intrigued with learning more about and discussing the brand. This press further improves the SEO development and brand awareness of the Company. Unbiased articles also improve positive brand recognition. Physical billboards, window wraps, door clings, and other points of sale items have been placed throughout the current markets to advertise the brand and the product. These advertisements continue to gain impressions daily and help with the sale of products in retailers, bars, and restaurants. Through product demos, distributor work withs, and international trade shows, the brand has gained numerous product placements and improved consumer sales. These events are held year-round to continue growth development for the Company. Customer leads from networking and memberships to organizations such as Illinois Licensed Beverage Association membership have contributed to the sales of ROCK'N Vodka by giving the Company.

The Market

The global vodka industry is currently estimated at $468B as of 2021 and is projected to grow at a rate of 30.13% and is predicted to reach $609B in revenue by 2025. (1). A key industry trend is that vodka imports into the U.S. have been declining for the past several years which opens the market to domestic companies, especially those with established brand recognition such as ROCK'N Vodka. (2)

Additionally, a majority of the major competitor's vodkas are made from cereal grains such as corn and wheat, or starches such as potatoes, rather than from 100% non-GMO sugar cane. (3). This is a major differentiator from our competitors. On average, 100% sugarcane vodka tends to taste better and is poised to be a new market segment in the upcoming future. (4).

Conclusion

The company's valuation is based on the opinon of management, in considerationg of the afoermentioned analysis of ROCK'N Vodka's management and technology, brand recognition, current tangible and intangible assets, and market trends.

The Company has set its valuation internally, without the use of a formal third-party evaluation.

Valuation Fully Diluted Disclaimer: The pre-money valuation has been calculated on a fully diluted basis. The Company has no options, warrants or convertible securities with a right to acquire shares outstanding. In making this calculation, we have assumed all preferred stock is converted to common stock.

Sources

(1)https://www.statista.com/forecasts/1139092/global-spirits-market-value

(2)https://www.statista.com/statistics/466432/us-import-volume-of-vodka/

(3)https://www.statista.com/topics/3741/vodka-industry/#topicHeader__wrapper

(4)https://khor.com/faq/what-is-vodka-made-from

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Premium Deferred Fee*
  75.0%
  StartEngine Premium Deferred Fee
- *Marketing*
  19.5%
  If the minimum funding goal is met, 19.5% of the funds will be used to in marketing the company's crowdfunding campaign to increase capital acquisition.

If we raise the over allotment amount of $3,951,216.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*
  30.0%
  Thirty percent of the capital acquired will be used for marketing the brand. The purpose of marketing will be to increase brand recognition, improve sales, and

for capital acquisition. Any advertisements and promotions on social media and other media, production and placement of physical displays, incentives for staff and partners, participation in events, and other support will be considered marketing.

- *Company Employment*
  15.0%
  Fifteen percent of the proceeds will be used to hire more employees and issue employee salaries.

- *Inventory*
  10.0%
  Ten percent of the funds will be used to purchase larger quantities of goods. This will lower the cost of goods sold per unit and allow the company to hold more inventory at any given time period for its various products.

- *Working Capital*
  25.0%
  Twenty-five percent of the funds will be held for working capital. This will ensure that the company will have capital to meet its obligations for more than one year.

- *Operations*
  14.5%
  14.5% of the funds will be used to expand and maintain company operations. This may include expenses from offices, vehicles, third party services, and other company assets and activities.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.rocknvodkas.com/ (A new link in the footer of the website will be added for the annual report. The link will look like: https://www.rocknvodkas.com/annual-report.).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/rockn-vodka

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Bella Rio Consulting, Inc.

[See attached]

BELLA RIO CONSULTING, INC. DBA ROCK'N VODKA

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Audited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Bella Rio Consulting, Inc. DBA. ROCK'N Vodka
Belvidere, Illinois

Opinion

We have audited the financial statements of Bella Rio Consulting, Inc. DBA. ROCK'N Vodka (the "Company,"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2022.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

February 2, 2023
Los Angeles, California

As of December 31,	2022	2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 365,334	$ 553
Accounts receivable	23,191	-
Total current assets	**388,525**	**553**
Property and equipment, net	3,766	201
Total assets	**$ 392,291**	**$ 754**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Shareholder Loan	-	66,915
Other current liabilities	48	980
Total current liabilities	**48**	**67,895**
Total liabilities	**$ 48**	**$ 67,895**
STOCKHOLDERS' EQUITY		
Common Stock	1,001	1,001
Equity issuance costs	(103,569)	-
Additional Paid In Capital	897,254	-
Retained earnings/(Accumulated Deficit)	(402,443)	(68,142)
Total stockholders' equity	**392,243**	**(67,141)**
Total liabilities and members' equity	**$ 392,291**	**$ 754**

See accompanying notes to financial statements.

BELLA RIO CONSULTING INC. DBA ROCK'N VODKA

STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net revenue	$ 333,212	$ 179,928
Cost of goods sold	283,969	125,204
Gross profit	49,243	54,724
Operating expenses		
General and administrative	393,045	67,712
Sales and marketing	58,583	28,703
Total operating expenses	451,628	96,415
Operating income/(loss)	(402,385)	(41,691)
Interest expense	58	65
Income/(Loss) before provision for income taxes	(402,443)	(41,756)
Provision/(Benefit) for income taxes	-	554
Net income/(Net Loss)	**$ (402,443)**	**$ (42,310)**

See accompanying notes to financial statements.

BELLA RIO CONSULTING INC. DBA ROCK'N VODKA

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2022

(USD $ in Dollars, except per share data)	Common Stock Shares	Common Stock Amount	Preferred Stock Series A Shares	Preferred Stock Series A Amount	Preferred Stock Series B Shares	Preferred Stock Series B Amount	Additional Paid In Capital	Equity Issuance Costs	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Balance—December 31, 2020	**1,000**	**$ 1,001**	**-**	**$ -**	**-**	**$ -**	**$ -**	**$ -**	**$ (25,832)**	**$ (24,831)**
Issuance of Common Stock	11,999,000	-	-	-	-	-	-	-	-	-
Issuance of Preferred Stock	-	-	-	-	6,000,000	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	(42,310)	(42,310)
Balance—December 31, 2021	12,000,000	$ 1,001	-	$ -	6,000,000	$ -	$ -	$ -	$ (68,142)	**$ (67,141)**
Issuance of Preferred Stock	-	-	-	-	364,654	-	897,254	-	-	897,254
Equity Issuance Costs	-	-	-	-	-	-	-	(103,569)	-	(103,569)
Closing of Accumulated Adjustment Account	-	# -	-	-	-	-	-	-	68,142	68,142
Net income/(loss)	-	-	-	-	-	-	-	-	(402,443)	(402,443)
Balance—December 31, 2022	**12,000,000**	**$ 1,001**	**-**	**$ -**	**6,364,654**	**$ -**	**$ 897,254**	**$ (103,569)**	**$ (402,443)**	**$ 392,243**

See accompanying notes to financial statements.

As of December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(402,443)	$	(42,310)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation and amortization		134		134
Changes in operating assets and liabilities:				
Account receivable		(23,191)		-
Other current liabilities		(932)		980
Net cash provided/(used) by operating activities		**(426,432)**		**(41,196)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(3,699)		-
Net cash used in investing activities		**(3,699)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contributions		897,254		-
Equity issuance costs		(103,569)		-
Closing of Accumulated Adjustment Account		68,142		-
Borrowing on Shareholder Loans		(66,915)		32,145
Net cash provided/(used) by financing activities		**794,912**		**32,145**
Change in cash		364,781		(9,051)
Cash—beginning of year		553		9,604
Cash—end of year	**$**	**365,334**	**$**	**553**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	58	$	65
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Bella Rio Consulting Inc. DBA. ROCK'N Vodka was incorporated on June 29, 2015, in the state of Illinois. The financial statements of Bella Rio Consulting Inc. DBA. ROCK'N Vodka (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Belvidere, Illinois.

ROCK'N Vodka is an award-winning, 100% sugarcane vodka with Rock & Roll Hall of Fame legend Rick Nielsen of Cheap Trick as a co-owner. They are partnered with some of the most iconic brands in the world, including Hard Rock, NASCAR, Arachnid, and more. Their products are gluten-free, non-GMO, organic, and made with no sugar added after the distilling process. They are distributed in multiple state-wide territories and provinces including Washington, California, Illinois, Texas, Georgia, Florida, British Columbia, and Alberta. ROCK'N Vodka is sold to restaurants, bars, and retail stores in every distribution area, and is available to be shipped through e-commerce by ReserveBar and Great American Craft Spirits.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022, and 2021. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 the Company's cash and cash equivalents exceeded FDIC insured limits by $115,334 and while as of December 31, 2021 the Company's cash and cash equivalents did not exceed FDIC insured limits

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021 the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its vodka products.

Cost of sales

Costs of goods sold include the cost of goods sold, ingredients, packaging, and supplies.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $58,583 and $28,703, which is included in sales and marketing expenses.

Income Taxes

Bella Rio Consulting Inc. DBA. ROCK'N Vodka was formed as an S corporation for tax income purposes. Starting from 1.1.2022 the Company rescinded the S corporation election and converted to a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 2, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and other current liabilities comprise primarily various tax payables.

4. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Equipment	$ 5,199	$ 1,500
Property and Equipment, at Cost	**5,199**	**1,500**
Accumulated depreciation	(1,433)	(1,299)
Property and Equipment, Net	**$ 3,766**	**$ 201**

Depreciation expenses for property and equipment for both fiscal years ended December 31, 2022, and 2021 were in the amount of $134.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 12,000,000 shares designated as Common Stock with no par value and with full and exclusive voting rights. As of December 31, 2022, and December 31, 2021, 12,000,000 and 1,000 Common Shares have been issued and outstanding, respectively.

Preferred Stock

The Company is authorized to issue 6,000,000 shares designated as preferred series A with no par value and no voting rights, no dividend rights, no anti-dissolution rights, no preemptive rights, no cumulative rights, no rights of first refusal, and no special liquidation rights in any manner. As of December 31, 2022, and December 31, 2021, 6,000,000 shares and 0 preferred shares series A have been issued and outstanding, respectively.

The Company is authorized to issue 2,000,000 shares designated as preferred series B with no par value and no voting rights, no dividend rights, no anti-dissolution rights, no preemptive rights, no cumulative rights, no rights of first refusal, and no special liquidation rights in any manner. As of December 31, 2022, and December 31, 2021, 364,654 shares and 0 preferred shares series B have been issued and outstanding, respectively.

6. DEBT

Owner Loans

During the years presented, the company borrowed money from the owners. The details of the loans from the owners are as follows:

				For the Year Ended December 2022			For the Year Ended December 2022		
Owner	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Loan Payable- Isabelle E. Roiniotis	$ 24,812	AFR	No set maturity	$ -	$ -	$ -	$ 24,812	$ -	$ 24,812
Loan Payable- Andy Roiniotis	$ 24,812	AFR	No set maturity	$ -	$ -	$ -	$ 24,812	$ -	$ 24,812
Loan Payable- Denny Trakas	$ 17,291	AFR	No set maturity	$ -	$ -	$ -	$ 17,291	$ -	$ 17,291
Total				$ -	$ -	$ -	$ 66,915	$ -	$ 66,915

Since there was no maturity date set the loan was classified as current as of December 31, 2021.

The Company was formed as an S corporation for tax income purposes. In 2022 the Company rescinded the S corporation election, and the Accumulated Adjustments Account (Retained Earnings) was closed to owner notes payables.

7. RELATED PARTY TRANSACTIONS

During the past period, the Company borrowed money from the owners. The loan bears an interest rate equal to the Applicable Federal Rate. Since there is no maturity date set and the loans will be paid back as needed or when possible, the loan was classified as current. As of December 31, 2022, and December 31, 2021, the outstanding balances of the loan are in the aggregate amount of $0 and 66,915, respectively.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (122,745)	$ -
Valuation Allowance	122,745	-
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (122,745)	$ -
Valuation Allowance	122,745	-
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $402,443. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulations as of December 31, 2022, and December 31, 2021.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, and December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2022, through February 2, 2023, which is the issuance date of these financial statements.

There have been no events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Rock'N Vodka is not live or open to the public at this moment.

INVEST IN ROCK'N VODKA TODAY!

ROCK'N the world, one spirit at a time!

ROCK'N Vodka is multi-award-winning, non-GMO, and 100% sugarcane spirit available in stores and restaurants in 12 states and online shipping to 41 states across the US, co-own...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


ROCK'N
VODKA
One of the few
SUGARCANE VODKAS IN THE WORLD

$0 Raised

OVERVIEW ABOUT TERMS PRESS DISCUSSION INVESTING FAQS

REASONS TO INVEST

- ROCK'N Vodka is promoted by co-owner, Rick Nielsen on tour, in person, and on social media, and we've been featured on the Rachael Ray Show, Forbes, NASCAR, and more. We also have an ongoing partnership with several Hard Rock Casinos around the nation along with other celebrities and industry experts.
- We have a non-compete clause with Breakthru Beverage, one of the largest distributors in the country, and partnerships with distributors such as Ben E. Keith Beverage, Mexcor, Summit, LDF and others with placement in Walmart, Target, Total Wine, Binny's, Goody Goody, Casey's, Twin Liquors, Spec's, and more.
- We oversubscribed our first crowdfunding raise with over $1 Million in funding and over $100k in commitments from our waitlist. We doubled our retail locations in 2022. Our sales increased by 84.10% in 2022, with over 1,100% increase in e-commerce sales and 809.53% increase in social followers. ROCK'N Vodka is emerging with great traction we plan to take into the future.

Invest Now
$4.00 Per Share

PREVIOUSLY CROWDFUNDED
$1,048,768.34

RAISED	INVESTORS
$0	0
MIN INVEST	**VALUATION**
$300	$73.49M

THE PITCH

ROCK'N Vodka is a multi-award-winning brand that is co-owned by Rock n' Roll Hall of Famer Rick Nielsen of Cheap Trick. Our vodka is made from 100%, non-GMO, and gluten-free sugarcane, making it one of the few sugarcane vodkas in the world. In 2022, we doubled our retail locations and increased our sales by 84.1%, with placements in major retailers and partnerships with major distributors. With major growth in sales and social media engagement, we plan to continue to open up to new markets into 2023.

SINCE OUR LAST RAISE

We raised $1,064,122.57 in our last crowdfunding campaign, with a waitlist of over $115k in commitments

The Spirit That Thinks Outside the Box



A FUN AND UNIQUE VODKA
Made from 100%, non-GMO, and gluten free sugar cane

We make fun and unique vodka that grabs the attention of consumers by using 100% non-GMO and gluten free sugar cane. Our founders Andy Roiniotis and Denny Trakas have been partners for 18 years, with a background in the restaurant hospitality business, and have successfully flipped 5 restaurants. We sell ROCK'N Vodka to distributors who then sell to retailers, and also sell both the vodka and merchandise directly to consumers from our website, including a crypto payment option!

</>

THE PROBLEM

The Vodka Market Lacks Excitement and Innovation

Vodka is a delicious, versatile favorite amongst spirits, but currently the bourbon and tequila markets dominate the specialty spirit category. We know that with a little innovation, vodka holds the same potential, and we are here to get people excited about vodka again!



The specialty spirit category is
DOMINATED BY BOURBON AND TEQUILA MARKETS

While developing our product, we realized that although sugar cane rums are quite common, many people still have not heard of sugarcane vodka. That's where ROCK'N comes in.

THE SOLUTION

ROCK'N Makes Vodka Fun Again!



SMOOTH, DISTINCTIVE, AND DELICIOUS
No Sugar Added After Distillation
Distilled 4 Times
Gluten-Free and Vegan-Friendly

Our vodka is made from 100%, non-GMO, and gluten-free sugarcane, making it one of the few sugarcane vodkas in the world. Its smooth, distinctive, and delicious taste makes it great to sip on the rocks, add to a drink, or use when cooking. It is distilled 4 times, with no sugar added after distillation, and is both gluten-free and vegan-friendly. Even people who dislike vodka have reported that they were pleasantly surprised by our product, and would choose to drink it!


WHAT OUR FANS ARE SAYING
“Smells good, very smooth, nice finish. I like it, it’s very clean, delicious. Salud!”
“I’m very impressed with the taste of ROCK’N Vodka. Definitely go online and get some ROCK’N Vodka.”
“I’m not a vodka guy, but tasting your ROCK’N Vodka, there’s no bite at all. The finish, awesome. Great work!”
“I like it so much, I’ll have another.”

*These testimonials may not represent other customers' experiences and are not a guarantee of future performance or success.

THE MARKET

With American vodka on the rise, our distinct flavor and celebrity-owned brand set us apart


Sugarcane vodkas are a special niche and
OUR UNIQUE FLAVOR SETS US APART
PRIME

Sugarcane vodkas are a special niche appealing to both loyal vodka drinkers and partisans of any alcoholic beverage. Our current retail markets include California, Florida, Georgia, Illinois, Iowa, Nevada, Oklahoma, Texas, Washington, Wisconsin, and Alberta and British Columbia in Canada.


CURRENT RETAIL TERRITORIES

Being one of only a few sugarcane vodkas in the world, our unique flavor sets us apart. We are currently in a unique position for growth, as many restaurants, bars, and retailers are removing all Russian vodkas due to current world events.

OUR TRACTION

Celebrity Endorsements, Notable Features, and Major Partnerships


GIGANTAR
Presented to
ROCK'N VODKA
ANDY RIO
01.20.23
thank you,
SHANNON
ROCK BREWS
RESTAURANT
Rock'n Vodka

As a celebrity-owned brand gaining increasing global recognition, we have an edge on the competition thanks to our promotions by co-owners Rick Nielsen, Daxx Nielsen, and Miles Nielsen. We have received numerous endorsements from celebrities and influencers like Sammy Hagar, Shannon MacDonald, Corey Anderson, and Rulon Gardner.

84.10%	15M	800%
Sales Increase in 2022 with E-Commerce Increasing by 1,100%	Impressions on Facebook, Instagram, and Youtube in 2022	Increase in Facebook Followers in 2022 to 32,000+ Fans

Our sales increased by 84.10% in 2022, with e-commerce sales increasing by 1,054%. We had over 15 million impressions on Facebook, Instagram, and YouTube alone in 2022. Our Facebook followers grew over 800% in 2022 to 32,000+ fans.


WE HAVE SECURED THE FOLLOWING KEY PARTNERSHIPS AND FEATURES:
Featured at events at the Palm Springs Plaza Theater, the Field of Dreams Country Classic Music Festival, and the Illinois Rock N Roll museum
Featured vodka in the new Hard Rock Rockford Casino, Hard Rock Hotel & Casino Sioux City, and Hard Rock Tulsa
Hard Rock CASINO
ROCK'N
VODKA

ROCK'N Vodka was featured in Forbes as the Double Gold Winner at the New York International Spirits Competition in 2021, and won Silver at the World Spirits Competition in San Francisco in the same year. In 2022, ROCK'N Vodka also won the Double Gold for packaging and design and the Gold award for taste at the PR%F Awards, the Silver award at the US Spirits Awards, and the Silver award at the Bartender Spirits Competition. We are officially trademarked in the United States, with a pending trademark in Canada.


USA SPIRITS RATINGS
SILVER
2022
2022
BARTENDER
SPIRITS AWARDS
SILVER

WHY INVEST

A Unique, Recognizable Brand and Strong Partnerships in an Evolving Market


HELP US MAKE ROCK'N VODKA A HOUSEHOLD NAME

Our goal is to make ROCK'N Vodka a household name and easily accessible to every consumer in any environment. We have already formed partnerships with iconic brands and top-tier distributors, and the current events of today put us in a unique position for significant market capture, as an increasing number of bars, restaurants and retailers opt for American vodka. This fundraise will be used to increase our growth rate through higher-budgeted marketing, hiring sales representatives in every market, incentives for distributor sales representatives, and more POS and merchandise. We hope you'll be a part of our success story!

WHAT INVESTORS ARE SAYING

"I invested in ROCK'N vodka because the stuff has more flavor than a guitar's got necks!"

Tommy Dott

"Everyone I know Loves Vodka and Rock n' Roll!!!!"

Michael Birnbaum

"I decided to invest in ROCK'N Vodka because I love Rick Nielsen and Cheap Trick and a great investment opportunity! I enjoy the product and thought I would support the new venture."

Mary Kersten

*These testimonials may not represent other investors' experiences and are not a guarantee of future performance or success.

INVESTMENT INCENTIVES AND BONUSES*

TIME-BASED PERKS:

FRIENDS AND FAMILY EARLY BIRDS

Invest within the first 48 hours and receive additional 15% bonus shares

SUPER EARLY BIRD BONUS

Invest within the first week and receive an additional 10% bonus shares

EARLY BIRD BONUS

Invest within the first two weeks and receive an additional 5% bonus shares

AMOUNT-BASED PERKS:

$1,000+ | TIER 1

Invest $1,000+ and receive an Ownership Certificate + a Rick Nielsen signed ROCK'N tin tacker + 5% discount on ROCK'N merch

$5,000+ | TIER 2

Invest $5,000+ and receive a Collector's Edition Bottle of ROCK'N Vodka printed in ROCK'N VODKA RED + 10% discount on ROCK'N merch + previous Tier items

$10,000+ | TIER 3

Invest $10,000+ and receive a signed and numbered, limited gallery edition print by Shannon (The World's Greatest Beatles Artist) with a Certificate of Authenticity, both signed by Rick and Shannon + 15% discount on ROCK'N merch + previous Tier items

$25,000+ | TIER 4

Invest $25,000+ and receive 5% bonus shares + 20% discount on ROCK'N merch + Two tickets to a Cheap Trick concert of your choice + previous Tier items

$50,000+ | TIER 5

Invest $50,000+ and receive 8% bonus shares + Private virtual meeting with owners including Rick Nielsen + previous Tier items

$100,000+ | TIER 6

Invest $100,000+ and receive 10% bonus shares + previous Tier items + an invite to the VIP Grand Opening at the Hard Rock Rockford Casino. Rick Nielsen will be the guest of honor with his iconic Explorer guitar built in front of the casino.

AUDIENCE-BASED PERK:

TIER 1

Previous investors and waitlisted individuals will receive 30% bonus shares

ABOUT

HEADQUARTERS
400 Riverside Rd
Belvidere, IL 61008

WEBSITE
View Site

ROCK'N Vodka is multi-award-winning, non-GMO, and 100% sugarcane spirit available in stores and restaurants in 12 states and online shipping to 41 states across the US, co-owned by Rock n' Roll Hall of Famer Rick Nielsen of Cheap Trick.

TEAM



Rick Nielsen
Co-Owner

Rick Nielsen is an American musician and singer-songwriter, and is best known as the lead guitarist, main songwriter, and leader of Cheap Trick. Rick was born into a musical family, but he strayed from his opera singing parents to pursue a Rock & Roll career. He grew up learning to play different instruments in his family's music shop in Rockford, Illinois. Cheap Trick was born in 1973 with Bun E. Carlos, with his fellow band members joining sooner on. He's been creating music and touring since, and also created the famous five-neck guitar, as seen in his profile image and in ROCK'N Vodka logos. Rick has made numerous appearances on film and television, with multiple songs in different soundtracks. Performances on stages across the globe, music played on radio and streaming services everyday, and the band becoming a household name, it was no surprise that Cheap Trick was inducted into the Rock & Roll Hall of Fame in 2016. Rick became an investor in the new Hard Rock Rockford Casino as it was a major development in his hometown, and as Hard Rock is known to do, the company displayed this rockstar's memorabilia as the grand showcase. Through Hard Rock, Rick met Andy and was introduced to ROCK'N Vodka. Rick Nielsen was officially announced as the brand ambassador for ROCK'N Vodka in 2020. He later became a third owner of the brand and has become the face of the company. He continues to promote ROCK'N as he tours around the world, and regularly participates in marketing the brand by making appearances in-person, on social media, in radio, and more.



Karen Nielsen
Co-Owner

Born in Rockford, Illinois, and wife to Rock n' Roll Hall of Fame legend Rick Nielsen of Cheap Trick. Most importantly, she is the brains of the operation (jokes Rick Nielsen). She has played an integral role in Rick Nielsen's illustrious, 50-plus-year career, taking part in everything from branding to negotiating contracts. She is now assisting in the strategy for ROCK'N Vodka's growth. She is responsible for networking on behalf of the brand, such as sending bottles of ROCK'N to her celebrity friends, and partakes in the philanthropy projects of the company.

"Her biggest asset to the team is teaching us patience, as her go-to line is slow and steady" - Andy Roiniotis.



Andrew Roiniotis
Vice President and Director

Born to Greek immigrants, Andrew (Andy) grew up working every role in the hospitality industry through his family restaurants in Waukegan, Illinois. Andy credits his father, Gus, for his strong work ethic as he was taught every responsibility in the business, and now he instills those same lessons into his current businesses and into his children. He credits his mother, Youla, for his thinking out-of-the-box mentality and not being afraid to take chances. This lead Andy to Hollywood, where he created Four Play, a reality show. Swimming with the sharks in Hollywood, Andy learned and credits his business strategies and negotiation skills that are still used today. In 2005, he moved to Rockford, Illinois to start a new restaurant with his partner Denny Trakas. Not settling for the success of one business, Andy and his partners turned one location into a group by launching three more restaurants and other businesses. In 2015, Andy and his wife Isabelle started Bella Rio Consulting, which oversaw branding/consulting and community relations for their enterprises. In over thirteen years, they grew the companies to over 200 employees throughout seven businesses. Andy and his partners wanted to ensure that they always gave back to the community. They have since raised upwards of $500,000 for various charities in the last decade and have invested over $5,000,000 in Illinois by identifying opportunities and activating a blended network to drive success thus resulting in a stronger local economy. Andy became a community leader and sought to share his knowledge with others everywhere, including local municipalities and nonprofit organizations. In 2019, a dream was turned into a reality as Bella Rio became the parent company of ROCK'N Vodka, the now multi-award-winning, sugarcane spirit. Andy's hard work and philithrophy allowed him the opportunity to invest in one of the most iconic brands in the world, Hard Rock Casino. There, Andy kept crossing paths with Rick Nielsen of Cheap Trick and later introduced him to ROCK'N Vodka, where Rick became a partner. "If you're the smartest person in the room, then you're in the wrong room." Andy believes that a person should constantly be educating themselves on the newest information and technologies.



Isabelle Roiniotis
President and Director

Isabelle, born to a Polish mother in Sydney, Australia, immigrated to the United States when she was younger and became a U.S. citizen in 2021. She says, "it was one of the proudest moments of my life, to be able to fulfill the American dream," and has now created an award-winning spirit. Isabelle worked as a Real Estate Agent in the 2000s and as a Business Office Manager in the early 2010s. This gave her the experience and knowledge to help run Kasa Properties with her husband, Andy, by overseeing the operations of their AirBnB's. Isabelle and Andy became proud parents to Kostantino and Alexander in 2013 and 2015. Out of any profession held, Isabelle said that being a mother was the most rewarding of all. She co-founded Bella Rio with Andy in 2015 to share their knowledge of creating success. She helped launch ROCK'N Vodka in 2019 and now specializes in public relations, marketing, sales, event planning, and recipe development. Isabelle also helps part-time at Holy Family Catholic Church as the Assistant Director of Evangelization in Rockford, Illinois where her role is to integrate the private school families with the church by planning events throughout the year. It is her passion to be able to give back to her community and has made valiant efforts to do so by utilizing their vast entreprise resources to contribute to many charitable causes.

Isabelle splits her time working up to 25 hours per week for the Holy Family Catholic Church as Assistant Director of Evangelization up and working 30+ hours per week for the Company.



Dionisios Trakas
Secretary and Director

Born and raised in northern Illinois, Dionisios (Denny) pursued a degree in biology and graduated from Marquette University. After a brief span in biotech, he shifted into the hospitality business where he went back to his family roots. In 2005, Denny sought to start a restaurant in Rockford, Illinois and partnered with Andy Roiniotis. Driven by the success of the first restaurant, he launched three more restaurants and other businesses in the area over the next several years with his partner. His primary focus was back-of-house, menu design, inventory, cost control, and purchasing. The two decided to venture into the spirit world in 2017 and have formulated an award-winning, one-of-a-kind, sugarcane vodka. In 2019, Bella Rio was used to launch ROCK'N Vodka and Denny became a third partner. Denny played a critical role in the development of the ROCK'N recipe as he had been the one to suggest that ROCK'N be made from non-GMO products. Although Denny helps oversee all ROCK'N operations, he has been the inspiration behind all point of sale items and merchandise design.

Dionisios currently works full-time with his other business TR Restaurant Group, known as rbi BRUNCH BAR, and currently on an as-needed basis with ROCK'N Vodka, but plans to work full time with ROCK'N once business operations allow for his transition. Denny currently works forty-plus hours per week for rbi.



Jandell Manguerra
Executive Administrator

Jandell was born in the Philippines and moved to the United States at a young age. He grew up loving cameras, but didn't decide to get serious about photography and film as his social influences drove him to study to become a doctor. In his late teen years, he decided to change fields and dedicated his time to studying cinematography outside of school. Jandell regularly volunteered for Vet Doc, a school class and charity that gave back to veterans and told their stories through documentaries. In 2021, Jandell interned for ROCK'N Vodka for several months before being hired full-time as the Executive Administrator. Marketing, content creation, sales, reporting, social media management, customer and partner relations. You name it and Jandell will be able to do it. Only in his early twenties, Jandell is driven and ready to make his mark in the world.

TERMS

Rock'N Vodka

Overview

PRICE PER SHARE
$4

VALUATION
$73.49M

AMOUNT RAISED
$0

Breakdown

MIN INVESTMENT
$300

MAX INVESTMENT
$3,951,216

MIN NUMBER OF SHARES OFFERED
2,500

OFFERING TYPE
Equity

ASSET TYPE
PREFERRED

SHARES OFFERED
Preferred Series B

MAX NUMBER OF SHARES OFFERED
987,804

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based Perks:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 15% bonus shares

Super Early Bird Bonus

Invest within the first week and receive an additional 10% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares

Loyalty Bonus

Previous investors and individuals who were waitlisted in our previous campaign will receive 20% bonus shares

Amount-Based Perks:

$1,000+ | Tier 1

Invest $1,000+ and receive an Ownership Certificate + a Rick Nielsen signed ROCK'N tin tacker + 5% discount on ROCK'N merch

$5,000+ | Tier 2

Invest $5,000+ and receive a Collector's Edition Bottle of ROCK'N Vodka printed in ROCK'N VODKA RED (available only in 41 select states) + 10% discount on ROCK'N merch + previous Tier items

$10,000+ | Tier 3

Invest $10,000+ and receive a signed and numbered, limited gallery edition print by Shannon (The World's Greatest Beatles Artist) with a Certificate of Authenticity, both signed by Rick and Shannon + 15% discount on ROCK'N merch + previous Tier items

$25,000+ | Tier 4

Invest $25,000+ and receive 5% bonus shares + 20% discount on ROCK'N merch + Two tickets to a Cheap Trick concert of your choice + previous Tier items

$50,000+ | Tier 5

Invest $50,000+ and receive 8% bonus shares + Private virtual meeting with owners including Rick Nielsen + previous Tier items

$100,000+ | Tier 6

Invest $100,000+ and receive 10% bonus shares + previous Tier items + an invite to the VIP Grand Opening at the Hard Rock Rockford Casino. Rick Nielsen will be the guest of honor with his iconic Explorer guitar built in front of the casino.

Disclaimer: The VIP Grand Opening and the other perks are subject to change dependent on the climate of national restrictions. An equal value event or other perk will be available to those who qualify as a contingent option. All accommodations, excluding travel, will be covered by ROCK'N Vodka for the VIP Grand Opening. The date of the event is yet to be determined. The "Collector's Edition" bottle from ROCK'N Vodka is not available to non-U.S. investors and residents of Illinois, Iowa, Kentucky, Massachusetts, Mississippi, New Hampshire, Pennsylvania, Tennessee, and Utah. The bottle will also require an adult signature from someone above the age of 21 to sign off upon delivery.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for, with the exception of "audience-based" bonuses.

If a company offers an "audience-based" bonus, this bonus only will stack with any other bonus you are eligible for. An "audience-based" bonus is a bonus that is available to a qualified group of investors based on campaign-specific criteria - such as previous investors, existing customers, or Testing-the-Waters (TTW) reservation holders. An issuer can only offer a single audience-based bonus.

For example, a 10% audience-based bonus (i.e. prior investors) + a 10% OWNer's bonus would receive an aggregate of 20% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Bella Rio Consulting, Inc. dba ROCK'N Vodka will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Series B at $1.90 per share, you will receive 110 Preferred Series B, meaning you'll own 110 shares for $190. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

PRESS

Rock River Current

Rockford Has Spirit: Locally Created Rock'n Vodka Wins Awards, Gets Featured On Rachael Ray Show

View Article

The Table Read

Against All Odds... Surviving the Artworld was Never in My Cards

View Article

WIFR

Local restaurant owner creates vodka that goes "viral"

View Article

USA Today

Corey Anderson def. Melvin Manhoef at Bellator 251: Best photos

View Article

Forbes

The New York International Spirits Competition Announces 2021 Medalists

View Article

Show More Press

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP → SUBMIT ORDER → FUNDS IN TRANSIT → FUNDS RECEIVED → FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

How much can I invest?

When will I receive my shares?

What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs

@ 2023 All Rights Reserved

Download on the App Store

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

You can invest in ROCK'N vodka right now. ROCK'N vodka is an emerging brand that's disrupting the spirit industry.

So vodka was like the number one selling product at our bars. Brands would come to us all the time for a launch and they would do promotions in there. And I got tired of building other people's brands and my wife and I were talking about this for quite a long time, and then we finally got my business partner Denny involved.

It was time to branch out and do something different and came along ROCK'N vodka. So when, when I heard about ROCK'N vodka, it's not like attaching to some known product. There's plenty of companies that make spirits, you know, all kinds of things, but it's like, this is our stuff. It's bottled right here near my hometown, but expanding around the world, it's like, that's what, that's what I've done.

ROCK'N Vodka is very unique, very rare. There are very few sugarcane vodkas in the entire world. Of course, it's non gmo, gluten free. Our distillery, rush Creek in Harvard, Illinois has expanded over 12,000 square feet. Just the last year alone, we've grown 84% in ROCK'N sales. Our e-commerce sales have grown.

It is incredible how fast we are touching other states, other markets, and how many people are coming on board. Over 900 locations nationwide, including two Providences in. British Columbia and Alberta. I like the independent companies and restaurants and, and guitar makers. You know, I like somebody that's like creating something and it's like Cheap Trick.

It's like, well, you know, we're, we're not unique, but we're unique and we're not, we're not the only one, but we're the only one that's us. ROCK'N Vodka's marketing is state of the art thinking outside the box. We utilize the newest technologies that's out there. Twitter pixel, Meta pixel, Google Analytics.

We utilize lookalike audiences with a strategic heat sensored missile that goes directly after the person who actually would consume ROCK'N vodka or buy our merchandise. It's fun. It's exciting. It's changing the way people feel about vodka today. My favorite thing about the brand is, is the team that we've put together.

Rick Nielsen Rock and Roll, hall of fame legend from Cheap Trick. This is Daxx Nielsen, and this is ROCK'N Vodka. Michael Pollitz, the owner of Food and Beverage Magazine, and leading expert in the food and beverage industry. A lot of our artwork comes from Shannon MacDonald, the world's greatest Beatles artist. We just hired new sales representatives.

We opened for Queen in 1977 before our first record came out. That's where it really gave us a good boost. And Roger Taylor, the drummer, he took me to a place called Nikita's in London. It was a vodka only place. We had the best time there. So years later, I meet Andy and he says, introduces me to this. And it was like, It signaled to me a great time from years past, and why not carry it on to the future? That's basically why I said yes immediately.

There are so many reasons to invest in this brand. The distribution centers all over the country. The Hard Rock casinos. Rick Nielsen's guitar is being built in front of the Hard Rock in Rockford, Illinois. We were just featured on the cover of Food and Beverage Magazine, over 14 million monthly readers.

We've been featured on Rachel Ray, most recently on the greatest of all time episode. Josh Bilicki from NASCAR. You can drive the ROCK'N Vodka car on PlayStation and Xbox. Cory Anderson in his Bellator debut where he wore the ROCK'N vodka trunks on valuable real estate. ROCK'N vodka is a multi-award winning spirit.

We've just won our second Double gold award at the Proof Awards where all of the judges are buyers from major retailers in the United States. This is your chance to invest in ROCK’N Vodka, so don’t miss it. And here we are. That's pretty lucky stuff. That's pretty cool.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

OFFICE OF THE SECRETARY OF STATE

JESSE WHITE-Secretary of State

7024-972-3
APRIL 1, 2022

JASON H. ROCK
6833 STALTER DRIVE
ROCKFORD, IL 61108

RE BELLA RIO CONSULTING, INC.

DEAR SIR OR MADAM:

ENCLOSED YOU WILL FIND THE ARTICLES OF AMENDMENT FOR THE ABOVE NAMED CORPORATION.

FEES IN THIS CONNECTION HAVE BEEN RECEIVED AND CREDITED.

SINCERELY,

JESSE WHITE
SECRETARY OF STATE
DEPARTMENT OF BUSINESS SERVICES
CORPORATION DIVISION
TELEPHONE (217) 782-6961

FORM **BCA 10.30** (rev Dec 2003)
ARTICLES OF AMENDMENT
Business Corporation Act

FILED

APR 01 2022

JESSE WHITE
SECRETARY OF STATE

FILE #: 70249723
MAP
FEE: $50.00

Secretary of State
Department of Business Services
501 S Second St , Rm 350
Springfield, IL 62756
217-782-1832
www ilsos gov

C00443996

File # 70249723 **Filing Fee $50** Approved ________

---- **Submit in duplicate** ---- **Type or Print clearly in black ink** ---- **Do not write above this line** ----

1 Corporate Name (**See Note 1 on page 4.**) Bella Rio Consulting, Inc.

2 Manner of Adoption of Amendment
The following amendment to the Articles of Incorporation was adopted on March 31 (Month Day), 2022 (Year) in the manner indicated below

Mark an "X" in one box only

- ☐ By a majority of the incorporators, provided no directors were named in the Articles of Incorporation and no directors have been elected (**See Note 2 on page 4.**)
- ☐ By a majority of the board of directors, in accordance with Section 10 10 the Corporation having issued no shares as of the time of adoption of this amendment (**See Note 2 on page 4.**)
- ☐ By a majority of the board of directors, in accordance with Section 10 15, shares having been issued but shareholder action not being required for the adoption of the amendment (**See Note 3 on page 4**)
- ☐ By the shareholders, in accordance with Section 10 20, a resolution of the board of directors having been duly adopted and submitted to the shareholders At a meeting of shareholders, not less than the minimum number of votes required by statute and by the Articles of Incorporation were voted in favor of the amendment (**See Note 4 on page 4**)
- ☑ By the shareholders, in accordance with Sections 10 20 and 7 10, a resolution of the board of directors having been duly adopted and submitted to the shareholders A consent in writing has been signed by shareholders having not less than the minimum number of votes required by statute and by the Articles of Incorporation Shareholders who have not consented in writing have been given notice in accordance with Section 7 10 (**See Notes 4 and 5 on page 4.**)
- ☐ By the shareholders, in accordance with Section 10 20, a resolution of the board of directors having been duly adopted and submitted to the shareholders A consent in writing has been signed by all the shareholders entitled to vote on this amendment (**See Note 5 on page 4**)

3 Text of Amendment
a When amendment effects a name change, insert the New Corporate Name below Use page 2 for all other amendments
Article I Name of the Corporation ______________________ (New Name)

(All changes other than name include on page 2.)

Printed by authority of the State of Illinois January 2015 - 1 - C 173 15

sk
KDM

Text of Amendment

b If amendment affects the corporate purpose, the amended purpose is required to be set forth in its entirety
For more space, attach additional sheets of this size.

Article 4 of the Articles of Incorporation is amended as follows

4 Paragraph 1 - Authorized Shares, Issued Shares and Consideration Received

Class	Par Value	Number of Shares Authorized
COMMON	0 0000	12,000,000
PREFERRED SERIES A	0 0000	6,000,000
PREFERRED SERIES B	0 0000	2,000,000

Paragraph 2 - The preferences, qualifications, limitations and special or relative rights in respect of the shares of each class are

COMMON shareholders will have full and exclusive voting rights under the Illinois Business Corporations Act of 1983, as amended from time to time, the Bella Rio By-Laws, as amended from time to time, and Illinois law The Common shares will have no par value The transfer and sale of all Common shares remain subject to, restricted by and limited under the terms of a certain Shareholder Agreement dated December 26, 2019, including any modification, amendment or replacement thereof

PREFERRED SERIES A shareholders shall have no voting rights, no dividend rights, no anti-dissolution rights, no preemptive rights, no cumulative rights, no rights of first refusal, and no special liquidation rights in any manner The Preferred Series A shares will have no par value The transfer and sale of all Preferred Series A shares are not subject to, restricted by or limited under the terms of the Bella Rio Shareholder Agreement dated December 26, 2019, including any modification, amendment or replacement thereof Special Series A shares cannot be sold, transferred, gifted or assigned for a period of twelve months from the date of issuance unless otherwise authorized by unanimous vote of the Bella Rio Board of Directors

PREFERRED SERIES B shareholders shall have no voting rights, no dividend rights, no anti-dissolution rights, no preemptive rights, no cumulative rights, no rights of first refusal, and no special liquidation rights in any manner The Preferred Series B shares will have no par value The transfer and sale of all Preferred Series B shares are not subject to, restricted by or limited under the terms of the Bella Rio Shareholder Agreement dated December 26, 2019, including any modification, amendment or replacement thereof Preferred Series B shares of Bella Rio may be purchased, sold and transferred without restriction or limitation except with regard to terms and conditions set forth by StartEngine for Bella Rio Preferred Series B shares sold pursuant to any written agreement between Bella Rio and StartEngine

4 The manner, if not set forth in Article 3b, in which any exchange, reclassification or cancellation of issued shares, or a reduction of the number of authorized shares of any class below the number of issued shares of that class, provided for or effected by this amendment, is as follows (If not applicable, insert "No change")

No change

5 a The manner, if not set forth in Article 3b, in which said amendment effects a change in the amount of paid-in capital is as follows (if not applicable, insert "No change")
(Paid-in capital replaces the terms Stated Capital and Paid-in Surplus and is equal to the total of these accounts)

No change

b The amount of paid-in capital as changed by this amendment is as follows (if not applicable, insert "No change")
(Paid-in Capital replaces the terms Stated Capital and Paid-in Surplus and is equal to the total of these accounts)
(See Note 6 on page 4.)

	Before Amendment	After Amendment
Paid-in Capital	$ No change	$ No change

Complete either Item 6 or Item 7 below. All signatures must be in BLACK INK.

6 The undersigned Corporation has caused this statement to be signed by a duly authorized officer who affirms, under penalties of perjury, that the facts stated herein are true and correct

Dated March 30, 2022
Month & Day, Year

Bella Rio Consulting, Inc
Exact Name of Corporation

[signature]
Any Authorized Officer's Signature

Isabelle Roiniotis, President
Name and Title (type or print)

7 If amendment is authorized pursuant to Section 10 10 by the incorporators, the incorporators must sign below, and type or print name and title

OR

If amendment is authorized by the directors pursuant to Section 10 10 and there are no officers, a majority of the directors, or such directors as may be designated by the board, must sign below, and type or print name and title

The undersigned affirms, under penalties of perjury, that the facts stated herein are true and correct

Dated ______________________, ______
Month & Day, Year

Exhibit G to Form C

Test The Waters Materials

ROCK'N Vodka

INVESTOR INFORMATION

Thank you to every investor that provided us their testimonial! Please click the button below to find out who won the Rick Nielsen signed recipe book.

We have some very exciting information to share. ROCK'N Vodka will be launching a new investment opportunity on StartEngine! So, what does this mean for you as an investor? We will be launching with a higher valuation, thus the value of your current shares will increase. There will be no dilution of shares either. As a current investor, you will have the opportunity to earn bonus shares if you invest again.

CLICK HERE TO VIEW THE RAFFLE WINNER

We have another chance for you to win a prize! Please answer the following questions by replying to this email to be entered into the raffle:

- Would you, as an investor, be interested in re-investing in the company?
- What bonus perks would you like to see that were not previously available?
- Would you you be interested in limited edition, collector's items?


etail Ordering
Our Story
Social
ntact Us
FAQ
Close
SIGN UP TO BE THE FIRST TO INVEST
Become an owner of ROCK'N Vodka and partner with Rick Nielsen of Cheap Trick!
Email Address
SIGN UP
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.
NEW YORK INTL SPIRITS
2021
DOUBLE GOLD WINNE


ROCK'N Vodka · Following
Public
DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.
ROCK'N
VODKA
client review
craftgoober@frontiernet.net
To: Jandell Kurt Manguerra
Thu 2/2/2023 6:13 PM
When I first learned of Rock'n vodka, I was intrigued because Rick Nielsen was involved. And I know that Rick is an excellent businessman. Several months later, I had the pleasure of tasting ROCK'N while on a visit to Rockford. At that point I understood why Rick thought it was wise to invest in this. As soon as I found out that there was going to be an investment opportunity I didn't even have to think twice. I knew any investment that Rick Nielsen thinks is a good one is probably a good one, plus, I knew firsthand how good it was. It really was a no-brainer and I am so happy to have been given the opportunity to get on board. I'm sure it will go places!
Tracey Yeshulas, one of the OG investors!
Check out this testimonial! Tell us why you invested in ROCK'N Vodka or why you would invest for the first time. If you would like the opportunity to invest in ROCK'N, sign up to our VIP List for all news and updates:
https://www.rocknvodkas.com/vip-list #testimonial #rocknvodka #investment See less
nstrumental) Jonny Houlihan
20
1
3


ROCK'N Vodka · Following
Public
RESPONSE. WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST
ROCK'N
TikTok
@rocknvodkas
Thomas Whitt <spartacus67@hotmail.com>
To: Jandell Kurt Manguerra
Why'd I invest?
1. Rick Nielsen's the coolest MF on the planet and I know that he wouldn't endorse something crappy.
2. I loved the story of Rock'N and wanted to get in on the ground floor of something unique.
3. Rockford's an underdog...and I **always** root for the underdog.
21
6
2
Check out this testimonial! Tell us why you invested in ROCK'N Vodka or why you would invest for the first time. If you would like the opportunity to ... See more
al audio
ROCK'N Vodka · Orig


ROCK'N Vodka · Following
Public
DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.
ROCK'N
VODKA
SR
steve roberts <roberts.stevek@gmail.com>
To: Jandell Kurt Manguerra
Thu 2/2/2023 6:46 PM
I've been thinking of investing in something, especially an America made product, and when I saw this & the fact that Rick Nielsen was involved that was the closer on the deal.
TikTok
@rocknvodkas
Check out this testimonial! Tell us why you invested in ROCK'N Vodka or why you would invest for the first time. If you would like the opportunity to invest in ROCK'N, sign up to our VIP List for all news and updates: https://www.rocknvodkas.com/vip-list #testimonial #rocknvodka #Investments See less
ROCK'N Vodka · Original
25
3
6